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                              April 5, 2024

       Peter Griffith
       Executive Vice President and Chief Financial Officer
       Amgen Inc.
       One Amgen Center Drive
       Thousand Oaks, CA 91320

                                                        Re: Amgen Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-37702

       Dear Peter Griffith:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 7. Management's Discussion and Analysis, page 61

   1. We note within your earnings release on Form 8-K and in your earnings call transcript that you discuss quantified
details of changes in sales including, but not limited to, by volume growth and net selling
prices for total revenue, as well as details for specific products and certain regions. Please
tell us what consideration you gave to providing these discussions of changes in
quantitative terms within MD&A in addition to your qualitative discussions of operating results in
consideration of Item 303(b)(iii)(3) of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Peter Griffith
Amgen Inc.
April 5, 2024
Page 2

       Please contact Lynn Dicker at 202-551-3616 or Kevin Kuhar at 202-551-3662 with any questions.



FirstName LastNamePeter Griffith                        Sincerely,
Comapany NameAmgen Inc.
                                                        Division of Corporation
Finance
April 5, 2024 Page 2                                    Office of Life Sciences
FirstName LastName